

December 7, 2010

Mr. Hans van Barneveld
General Manager Group Finance and Control
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

> **Re: ING Groep N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed on March 18, 2010**
> **File No. 001-14642**

Dear Mr. van Barneveld:

We have reviewed your October 20, 2010 response to our October 6, 2010 letter and have the following comments including comments regarding business activities with Cuba, Iran, Sudan and Syria. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. You disclose on pages 40, 46, and F-163 that you have a policy not to enter into new relationships with clients from countries including Cuba, Iran, Sudan, and Syria, and that you have processes to discontinue existing relationships involving those countries. In a separate paragraph on each of those pages, you also make reference to discussions with your Dutch bank regulator related to transactions in countries subject to sanctions by the EU, the US and other authorities. In future filings, please revise the disclosure to clarify that Cuba, Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to US economic sanctions and export controls.

2. Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Cuba, Iran, Sudan, and Syria, since your letter to us dated August 13, 2007. Your response should address both direct contacts and contacts through subsidiaries, affiliates, joint ventures, or other direct or

indirect arrangements. It should describe any services or funds you may have provided to individuals and institutions of those countries, directly or indirectly, since your letter, the uses made of the funds received, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since your letter.

3. Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

2.1. Notes to the Consolidated Financial Statements
2.1.6 Segment Reporting
51 Operating segments, page F-111

4. We acknowledge your response to our previous comment and our separate telephonic conversation on December 2, 2010. Please provide us proposed revised disclosure that you would intend to provide in future filings on Form 20-F to address the following additional comments:

- In order to meet the core principle of paragraphs 1 and 20 of IFRS 8 to disclose information to enable users to evaluate the nature and financial effect of your business activities, please revise your disclosure to clarify how you manage your operations. In this regard, to the extent true, please clarify that you manage your results of operations at the segment level and your financial position (your balance sheet) at an aggregate of your banking segments and your insurance segments. Please specifically disclose that you do not provide a measure of segment assets and liabilities because you do not provide any asset or liability information by segment to your chief operating decision maker, or CODM.
- Although your CODM may not manage assets and liabilities at the segment level, please disclose the level of asset and liability information evaluated by your CODM and reconcile this information to your consolidated total assets and liabilities. If you do not believe disclosure of this information would be meaningful to investors to provide insight into how you run your business, please explain to us why not.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant